AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 2005

File No. 811-21638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940     /X/

AMENDMENT No. 2

JPMORGAN INSTITUTIONAL TRUST
(Exact Name of Registrant as Specified in Charter)

522 Fifth Avenue
New York, New York 10036
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code (212) 837-2524

Scott E. Richter, Esq.
JPMorgan Chase & Co.
1111 Polaris Parkway, Mail Code OH1-0152
(Name and Address of Agent for Service)

Copies to:
Jane A. Kanter, Esq. Dechert LLP 1775 I Street Washington, DC 20016	Frederick Wertheim, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

EXPLANATORY NOTE

This supplement is filed by JPMorgan Institutional Trust (the "Registrant") to amend and supplement Amendment No. 1 under the Investment Company Act of 1940, filed on November 18, 2004, and to make other non-material changes. This filing amends and supplements, and is not intended to otherwise supersede, the Confidential Offering Memorandum and Confidential Offering Memorandum Supplement of the Registrant, dated November 18, 2004 and filed on November 18, 2004 as Post-Effective Amendment No. 1 to the Registrant's Registration Statement initially filed on Form N-1A on September 21, 2004. These filings are incorporated herein by reference.

This Registration Statement has been filed by the Registrant pursuant to Section 8(b) of the Investment Company Act of 1940, as amended. However, shares of beneficial interest in the Registrant are not being registered under the Securities Act of 1933, as amended (the "Securities Act"), because such shares will be issued solely in private placement transactions that do not involve a "public offering" within the meaning of Section 4(2) of the Securities Act. The shares have not been registered under any state securities laws in reliance upon various exemptions provided by those laws. Investments in the shares of the Registrant may be made only by "accredited investors" within the meaning of Regulation D under the Securities Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any shares of the Registrant.

JPMORGAN INSTITUTIONAL TRUST

Supplement dated January 14, 2005 to the
Confidential Offering Memorandum and
Confidential Offering Memorandum Supplement
dated November 18, 2004

The Confidential Offering Memorandum dated November 18, 2004 for the JPMorgan Institutional Trust, and the Confidential Offering Memorandum Supplement dated November 18, 2004 for the JPMorgan Institutional Trust, are each amended as follows:

Amendments to the Confidential Offering Memorandum dated November 18, 2004:

With respect to each of the Ultra Short-Term Bond Trust, Short-Term Bond Trust and the Equity Index Trust, the following replaces footnote 2 of the Annual Fund Operating Expenses table in the in the "Fees and Expenses" sections under "Fund Summaries: Investments, Risk & Performance" -
2

In the interest of limiting expenses of the Fund, JPMIM and the Trust's Administrator have entered into an expense limitation agreement with the Trust ("Expense Limitation Agreement"), pursuant to which JPMIM and the Trust's Administrator have agreed to waive or limit their fees and to assume other expenses so that the total annualized Fund operating expenses (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, placement related expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Fund's business) are limited to 0.10% of the average daily net assets for the period beginning September 30, 2004 through June 30, 2006.

With respect to each of the Intermediate Bond Trust and the Core Bond Trust, the following replaces footnote 2 of the Annual Fund Operating Expenses table in the in the "Fees and Expenses" sections under "Fund Summaries: Investments, Risk & Performance" -
2

In the interest of limiting expenses of the Fund, JPMIM and the Trust's Administrator have entered into an expense limitation agreement with the Trust ("Expense Limitation Agreement"), pursuant to which JPMIM and the Trust's Administrator have agreed to waive or limit their fees and to assume other expenses so that the total annualized Fund operating expenses (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, placement related expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Fund's business) are limited to 0.15% of the average daily net assets for the period beginning September 30, 2004 through June 30, 2006.

Under "Fund Summaries: Investments, Risk & Performance," the sections for the Intermediate Bond Trust, Core Bond Trust and Equity Index Trust are each amended to provide that the applicable Trust is expected to commence operations and accept investments as of February 7, 2005.

The following replaces the "Dividend Reinvestment" section under "Shareholder Information" -

Dividend Reinvestment

You automatically will receive all income dividends and capital gain distributions in additional shares of the same Fund, unless you have elected to take such payments in cash. The price of the shares of each Fund is its NAV determined immediately following the dividend record date. Reinvested dividends and distributions receive the same tax treatment as dividends and distributions paid in cash and thus are currently taxable.

Under "Management of the Funds," the last paragraph of the section on "Advisory Fees" is amended to read as follows:

However, in the interest of limiting total expenses of the Fund, JPMIM and the Trust's Administrator have entered into an expense limitation agreement with the Trust ("Expense Limitation Agreement"), pursuant to which JPMIM and the Trust's Administrator have agreed to waive or limit their fees and to assume other expenses so that the total annualized fund operating expenses (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, placement related expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Fund's business) are limited to the following amounts with respect to each Fund: 0.10% of the average daily net assets of the JPMorgan Ultra Short-Term Bond Trust, JPMorgan Short-Term Bond Trust, and JPMorgan Equity Index Trust, and 0.15% of the average daily net assets of the JPMorgan Intermediate Bond Trust and JPMorgan Core Bond Trust, for the period beginning September 30, 2004 through June 30, 2006.

In addition to the foregoing fees, a separate account client of JPMIM or its affiliates may also incur investment advisory fees, servicing fees and other fees in connection with the maintenance of the client's separately managed account with JPMIM or its affiliates.

Amendments to the Confidential Offering Memorandum Supplement dated November 18, 2004:

In the "Trustees" section of the Supplement, all references to Trustee John R. Rettberg should read John B. Rettberg.

In the "Trustees" section of the Supplement, for Trustee John F. Ruffle the description of "Other Directorships Held Outside JPMorgan Funds Complex" is amended to read as follows: "Director of American Shared Hospital Services and Reckson Associates Realty Co. (REIT traded on the NYSE)."

The following replaces the paragraph and compensation table immediately following the section entitled "Committees of the Board - Valuation Committee" in the "Trustees" section of the Supplement:

Mr. Ruffle and each non-interested Trustee will receive total annual compensation of $36,000 for their services as Trustees of the Trust, JPMorgan Series Trust II and JPMorgan Fleming Series Trust (collectively, "JPMorgan Funds Complex"). Fees will be allocated to each trust within the JPMorgan Funds Complex pro rata, on the basis of relative net assets.

The following replaces the last sentence of the first paragraph in the section entitled "Placement Agent" under the "Board Review of Investment Advisory Arrangements" section of the Supplement: "The Placement Agent is located at 522 Fifth Avenue, 22nd Floor, New York, NY 10036, is a broker-dealer and member of NASD."

The following replaces the text of the section entitled "Experts" under the "Board Review of Investment Advisory Arrangements" section of the Supplement: "PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017, serves as the independent registered public accounting firm to the Trust."

PARTS A & B

This filing amends and supplements, and is not intended to otherwise supersede, the Confidential Offering Memorandum and Confidential Offering Memorandum Supplement of the Registrant, dated November 18, 2004 and filed as Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (SEC File No. 811-21638), filed on November 18, 2004.

PART C: OTHER INFORMATION

Item 23. Exhibits

Exhibits filed pursuant to Form N-1A:

(a) (1)  Certificate of Trust. 1

    (2) Declaration of Trust. 1

(b) By-Laws. 1

(c) None.

(d) Form of Investment Advisory Agreement between the Registrant and J.P. Morgan Investment Management Inc.2

(e) Not applicable.

(f) Not applicable.

(g) Global Custody Agreement with JPMorgan Chase Bank. 2

(h) (1) Form of Transfer Agency Agreement between the Registrant and Boston Data Services, Inc.2

    (2) Form of Administration Agreement between the Registrant and One Group Administrative Services, Inc.2

    (3) Form of Placement Agency Agreement between the Registrant and J.P. Morgan Institutional Investments Inc.2

(i) Not applicable.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

(n) Not applicable.

(o) Reserved.

(p) Codes of Ethics.

     (1) Code of Ethics of The J.P. Morgan Family of Funds. Incorporated herein by reference to Post-Effective Amendment No. 18 to the Registration Statement of JP Morgan Series Trust II (CIK 0000916118) filed on February 13, 2004 (Accession Number 0001047469-04-00425).

     (2) Code of Ethics of Adviser. Incorporated herein by reference to Post-Effective Amendment No. 18 to the Registration Statement of JP Morgan Series Trust II (CIK 0000916118) filed on February 13, 2004 (Accession Number 0001047469-04-00425).

_____________________

1 Incorporated by reference from the Registrant's Initial Registration Statement filed on form N-1A, SEC File No. 811-21638, filed September 21, 2004.

2 To be filed by amendment.

_____________________

Item 24. Persons Controlled by or Under Common Control with the Registrant

The Registrant is not directly or indirectly controlled by or under common control with any person other than the Trustees. It does not have any subsidiaries.

Item 25. Indemnification

Article VII, Section 3 of the Trust's Declaration of Trust provides that, subject to the exceptions and limitations contained in the Trust's By-Laws: (a) every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer of the Trust and against amounts paid or incurred by him in the settlement thereof; and (ii) expenses in connection with the defense of any proceeding of the character described in clause (i) above shall be advanced by the Trust to the Covered Person from time to time prior to final disposition of such proceeding to the fullest extent permitted by law.

Article VII, Section 2 of the Trust's By-Laws provides that subject to the exceptions and limitations contained in Article VII, Section 4 of the By-Laws the Trust shall indemnify its Covered Persons to the fullest extent consistent with state law and the Investment Company Act of 1940, as amended ("1940 Act"). Without limitation of the foregoing, the Trust shall indemnify each person who was or is a party or is threatened to be made a party to any proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Trustee or officer of the Trust, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys' fees) actually incurred by him or her in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act. Subject to the exceptions and limitations contained in Section 4 of Article VII of the By-Laws, the Trust may, to the fullest extent consistent with law, indemnify each person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan ("Other Position") and who was or is a party or is threatened to be made a party to any proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, against judgments, fines, settlements and reasonable expenses (including attorneys' fees) actually incurred by him or her in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act. The indemnification and other rights provided by Article VII of the By-Laws shall continue as to a person who has ceased to be a Trustee or officer of the Trust.

Article VII, Section 4 of the Trust's By-Laws provides that: (a) the Trust shall not indemnify a Covered Person or agent who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, "disabling conduct") or (ii) not to have acted in good faith in the reasonable belief that his action was in or not opposed to the best interest of the Trust; and (b) the Trust shall not indemnify a Covered Person or agent unless the court or other body before which the proceeding was brought determines that such Trustee, officer or agent did not engage in disabling conduct or, with respect to any proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the proceeding was brought, there has been a dismissal of the proceeding by the court or other body before which it was brought for insufficiency of evidence of any disabling conduct with which such a Covered Person or agent has been charged and a determination that such Trustee, officer or agent did not engage in disabling conduct by at least a majority of those Trustees who are neither interested persons of the Trust (as that term is defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry).

Item 26. Business and Other Connections of the Investment Adviser

See "Management of the Trust" in Part B. Information as to the directors and officers of the Adviser is included in its Form ADV filed with the SEC and is incorporated herein by reference.

Item 27. Principal Underwriter

Not applicable.

Item 28. Location of Accounts and Records

All accounts, books, records and documents required pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained in the physical possession of: One Group Administrative Services, Inc., the Registrant's administrator, at 1111 Polaris Parkway, Columbus, Ohio 43240; JPMorgan Chase Bank, the Registrant's custodian at 4 Chase MetroTech Center, Brooklyn, N.Y. 11245; J.P. Morgan Investment Management Inc., the Registrant's investment adviser, at 522 Fifth Avenue, New York, NY 10036; Boston Financial Data Services, Inc., the Registrant's transfer agent, at 2 Heritage Drive, North Quincy, Massachusetts 02171.

Item 29. Management Services

None.

Item 30. Undertakings

Not applicable.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant, JPMorgan Institutional Trust, has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Columbus, and State of Ohio on the 14th day of January, 2005.

JPMorgan Institutional Trust

By:  /s/ Scott E. Richter
        Scott E. Richter
        Secretary and Chief Legal Officer